UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

ION MEDIA NETWORKS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

46205A103
(CUSIP Number)

Matthew B. Hinerfeld Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 (312) 395-3167
(Name, address and telephone numbers of person authorized to receive notices and communications)

July 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46205A103	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CIG Media LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 558,672,048[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 558,672,048[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.84%[2]
14	TYPE OF REPORTING PERSON OO

1
All capitalized terms used but not otherwise defined in the footnotes to these cover pages shall have the meanings given to them in the Master Transaction Agreement.  The aggregate number of Shares that the Reporting Persons may be deemed to beneficially own is the sum of the following (i) 44,765,516 Shares beneficially owned by the Reporting Persons; (ii) 15,455,062 Shares that would be beneficially owned by the Reporting Persons upon the Call Closing; (iii) 8,311,639 Shares that would be issued to the Reporting Persons upon conversion of the 8,311.639 shares of Class B Common Stock that would be beneficially owned by the Purchaser upon the Call Closing; (iv) 165,420,730 Shares that would be issued to the Reporting Persons upon conversion of $124,065,548 of the Company's Series B Convertible Subordinated Debt beneficially owned by the Purchaser; (v) 100,000,000 Shares that would be issued to the Purchaser upon exercise of the Warrant; and (vi) 224,719,101 Shares that would be issued to the Reporting Persons upon conversion of the $200,000,000 stated liquidation preference of Series E-2 Convertible Preferred that the Reporting Persons will receive pursuant to Section 10.11 of the Master Transaction Agreement.  With respect to the Call Shares identified in sub-clauses (ii) and (iii) of this footnote 1, pursuant to the Call Agreement, the obligation of the Paxson Stockholders to deliver the Call Shares to the Purchaser is conditioned on the completion of the Offer and other material conditions, including FCC approval of the purchase of the Call Shares by the Purchaser and other conditions contained in the Call Agreement.  Accordingly, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Call Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and any such beneficial ownership thereof is expressly disclaimed. The 165,420,730 Shares that would be issued to the Reporting Persons upon conversion of $124,065,548 of the Company's Series B Convertible Subordinated Debt beneficially owned by the Purchaser identified in clause (iv) of this footnote 1 includes (x) 133,333,333 Shares that would be issued to the Reporting Persons upon conversion of $100 million of the Company’s Series B Convertible Subordinated Debt purchased by the Reporting Persons on May 4, 2007; (y) 20,000,000 Shares that would be issued upon conversion of $15 million of the Company’s Series B Convertible Subordinated Debt to be issued to the Reporting Persons to fund the Company’s expenses; and (z) 12,087,397 Shares that would be issued upon conversion of $9,065,548 of the Company’s Series B Convertible Subordinated Debt to be issued to the Reporting Persons in the Contingent Exchange.

Based on information reported by the NBCU Entities, National Broadcasting Company Holding, Inc. and General Electric Company in Amendment No. 10 to the Schedule 13D filed with the Securities and Exchange Commission on May 7, 2007, NBC Palm Beach I holds 39,607 Shares of 11% Series B Preferred Stock convertible into 198,035,000 Shares.  If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own an aggregate of 756,707,048 Shares.  However, the Reporting persons expressly disclaim beneficial ownership of the shares of 11% Series B Preferred Stock owned by any of the NBCU Entities.

2
The denominator used in calculating this percentage is 565,225,510 which is the sum of (i) 66,774,040 outstanding Shares (based on information provided by the Company on June 30, 2007) and (ii) 498,451,470 Shares that would be issued upon conversion of the securities disclosed in footnote 1 items (iii) through (vi) of this Schedule 13D.  If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own approximately 99.14% of the Shares.  However, the Reporting Persons expressly disclaim beneficial ownership of the shares of 11% Series B Preferred Stock owned by any of the NBCU Entities.

SCHEDULE 13D

CUSIP No. 46205A103	Page 3 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 558,672,048[3]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 558,672,048[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.84%[4]
14	TYPE OF REPORTING PERSON PN; IA

3           See footnote 1 above.

4           See footnote 2 above.

SCHEDULE 13D

CUSIP No. 46205A103	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 558,672,048[5]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 558,672,048[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.84%[6]
14	TYPE OF REPORTING PERSON OO; HC

5           See footnote 1 above.

6           See footnote 2 above.

SCHEDULE 13D

CUSIP No.	Page 5 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 558,672,048[7]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 558,672,048[7]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.84%[8]
14	TYPE OF REPORTING PERSON IN; HC

7         See footnote 1 above.

8           See footnote 2 above.

 This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 23, 2007 (“Amendment No. 1”), Amendment No. 2 filed on March 15, 2007 (“Amendment No. 2”), Amendment No. 3 filed on March 30, 2007 (“Amendment No. 3”), Amendment No. 4 filed on April 10, 2007 (“Amendment No. 4”), and Amendment No. 5 filed on April 12, 2007 (“Amendment No. 5”), Amendment No. 6 filed on April 30, 2007 (“Amendment No. 6”), Amendment No. 7 filed under cover of Schedule TO on May 8, 2007 (“Amendment No. 7”), Amendment No. 8 filed under cover of Schedule TO on May 10, 2007 (“Amendment No. 8”), Amendment No. 9 filed under cover of Schedule TO on May 14, 2007 (“Amendment No. 9”), Amendment No. 10 filed under cover of Schedule TO on June 5, 2007 (“Amendment No. 10”), Amendment No. 11 filed under cover of Schedule TO on June 8, 2007 (“Amendment No. 11”), Amendment No. 12 filed under cover of Schedule TO on June 18, 2007 (“Amendment No. 12”), and Amendment No. 13 filed on June 22, 2007 (“Amendment No. 13” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11. and Amendment No. 12,  the “Schedule 13D”), by CIG Media LLC, a Delaware limited liability company (“CM”), Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), and Kenneth Griffin, a natural person (“Griffin” and, together with CM, CLP and CIG, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  As specifically amended and supplemented by this Amendment No. 14, the Schedule 13D shall remain in full force and effect.

ITEM 3.                   Source and Amount of Funds or Other Consideration.

  Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

  The purchase price of $15,000,000 for the additional Series B Convertible Subordinated Debt to be acquired by the Reporting Persons and reported herein as beneficially owned by the Reporting Persons will be funded with working capital of CM.  All other securities to be acquired by the Reporting Persons and reported herein as beneficially owned by the Reporting Persons were received in exchange for other securities of the Company owned by the Reporting Persons pursuant to the terms of the Master Transaction Agreement as described in Item 4 of this Schedule 13D.

ITEM 4.                    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

On July 27, 2007, the Exchange Offer expired and the Company accepted all shares that were tendered in the Exchange Offer.  As a result, the Reporting Persons will acquire $71,579,028 in face value of Series A Convertible Subordinated Debt and $4,824,402 aggregate liquidation preference of Series B Convertible Preferred, neither of which are convertible into Shares.  Also pursuant to the Master Transaction Agreement, because less than 90% of the 14¼% Preferred Stock owned by holders other than CM were tendered in the Exchange Offer, the Contingent Exchange will occur and the Reporting Persons will receive $9,065,548 in face value of Series B Convertible Subordinated Debt in exchange for $9,065,548 aggregate liquidation preference of Series A-2 Non-Convertible Preferred Stock that the Reporting Persons will receive pursuant to the Master Transaction Agreement and which the Reporting Persons will surrender to the Company.  Pursuant to the Master Transaction Agreement certain other transactions described in Sections 10.10, 10.11 and 10.12 thereof, will occur promptly following the closing of the Exchange Offer pursuant to which the Reporting Persons will receive, (i) $95,584,689 aggregate liquidation preference of Series A-2 Preferred Stock in exchange for $95,584,689 aggregate liquidation preference of Series F Non-Convertible Preferred Stock that the Reporting Persons will have received pursuant to the Master Transaction Agreement, and (ii) $200,000,000 aggregate liquidation preference of Series E-2 Convertible Preferred Stock in exchange for $114,415,311 aggregate liquidation preference of Series F Non-Convertible Preferred Stock that the Reporting Persons will have received pursuant to the Master Transaction Agreement.  The Reporting Persons will also acquire $15,000,000 in principal amount of Series B Convertible Subordinated Debt pursuant to the terms of the Master Transaction Agreement in exchange for a payment to the Company of $15,000,000 in order to fund the Company’s expenses.

ITEM 5.                  Interests in Securities of the Issuer.

Item 5 of the Schedule 13D, Item 5 is hereby amended by replacing paragraphs (a), (b) and (c) of Item 5 in their entirety with the following:

(a)	Number of Shares	Percentage of Shares
	558,672,048[9]	98.84%[10]

By virtue of the transactions described in Item 4 of this Schedule 13D, NBCU and the Reporting Persons may be deemed to be a group for purposes of Section 13(d) of the Exchange Act.  However, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is a beneficial owner of any shares of equity securities owned by NBCU for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

9
The aggregate number of Shares that the Reporting Persons may be deemed to beneficially own is the sum of the following (i) 44,765,516 Shares beneficially owned by the Reporting Persons; (ii) 15,455,062 Shares that would be beneficially owned by the Reporting Persons upon the Call Closing; (iii) 8,311,639 Shares that would be issued to the Reporting Persons upon conversion of the 8,311.639 shares of Class B Common Stock that would be beneficially owned by the Purchaser upon the Call Closing; (iv) 165,420,730 Shares that would be issued to the Reporting Persons upon conversion of $124,065,548 of the Company's Series B Convertible Subordinated Debt beneficially owned by the Purchaser; (v) 100,000,000 Shares that would be issued to the Purchaser upon exercise of the Warrant; and (vi) 224,719,101 Shares that would be issued to the Reporting Persons upon conversion of the $200,000,000 stated liquidation preference of Series E-2 Convertible Preferred that the Reporting Persons will receive pursuant to Section 10.11 of the Master Transaction Agreement.  With respect to the Call Shares identified in sub-clauses (ii) and (iii) of this footnote 9, pursuant to the Call Agreement, the obligation of the Paxson Stockholders to deliver the Call Shares to the Purchaser is conditioned on the completion of the Offer and other material conditions, including FCC approval of the purchase of the Call Shares by the Purchaser and other conditions contained in the Call Agreement.  Accordingly, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Call Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and any such beneficial ownership thereof is expressly disclaimed. The 165,420,730 Shares that would be issued to the Reporting Persons upon conversion of $124,065,548 of the Company's Series B Convertible Subordinated Debt beneficially owned by the Purchaser identified in clause (iv) of this footnote 9 includes (x) 133,333,333 Shares that would be issued to the Reporting Persons upon conversion of $100 million of the Company’s Series B Convertible Subordinated Debt purchased by the Reporting Persons on May 4, 2007; (y) 20,000,000 Shares that would be issued upon conversion of $15 million of the Company’s Series B Convertible Subordinated Debt to be issued to the Reporting Persons to fund the Company’s expenses; and (z) 12,087,397 Shares that would be issued upon conversion of $9,065,548 of the Company’s Series B Convertible Subordinated Debt to be issued to the Reporting Persons in the Contingent Exchange.

Based on information reported by the NBCU Entities, National Broadcasting Company Holding, Inc. and General Electric Company in Amendment No. 10 to the Schedule 13D filed with the Securities and Exchange Commission on May 7, 2007, NBC Palm Beach I holds 39,607 Shares of 11% Series B Preferred Stock convertible into 198,035,000 Shares.  If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own an aggregate of 756,707,048 Shares.  However, the Reporting persons expressly disclaim beneficial ownership of the shares of 11% Series B Preferred Stock owned by any of the NBCU Entities.

10
The denominator used in calculating this percentage is 565,225,510 which is the sum of (i) 66,774,040 outstanding Shares (based on information provided by the Company on June 30, 2007) and (ii) 498,451,470 Shares that would be issued upon conversion of the securities disclosed in footnote 1 items (iii) through (vi) of this Schedule 13D.  If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own approximately 99.14% of the Shares.  However, the Reporting Persons expressly disclaim beneficial ownership of the shares of 11% Series B Preferred Stock owned by any of the NBCU Entities.

(b)           Sole power to vote or direct the vote:   0

Shared power to vote or direct the vote:  558,672,04811

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  558,672,04812

The power to vote or to direct the vote or to dispose or direct the disposition of the 558,672,048 shares of the Class A Common Stock reported herein is shared among the Reporting Persons.

By virtue of the transactions described in Item 4 of this Schedule 13D, NBCU and the Reporting Persons may be deemed to be a group for purposes of Section 13(d) of the Exchange Act.  However, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons has the sole or shared power to vote or direct the vote or dispose or direct the disposition of any shares of equity securities owned by NBCU for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such sole or shared power to vote or direct the vote or dispose or direct the disposition of such shares of equity securities is expressly disclaimed.

(c)           In addition to the other transaction reported in Item 4 of this Schedule 13D, on July 11, 2007, CM tendered in the Exchange Offer all 262.33603 shares of the Company’s 9 ¾% Preferred Stock it beneficially owned and will acquire pursuant to the Exchange Offer $71,579,028 in face value of Series A Convertible Subordinated Debt and $4,824,402 aggregate liquidation preference of Series B Convertible Preferred, neither of which are convertible into Shares.

11         See footnote 9 above.

12           See footnote 9 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2007

CIG MEDIA LLC
By:    Citadel Limited Partnership,
          its Portfolio Manager

By:    Citadel Investment Group, L.L.C.,
its General Partner

By:    /s/ Matthew Hinerfeld______________
          Matthew Hinerfeld, Managing
          Director and Deputy General Counsel

CITADEL LIMITED PARTNERSHIP
By:    Citadel Investment Group, L.L.C.,
          its General Partner

By:    /s/ Matthew Hinerfeld______________
          Matthew Hinerfeld, Managing
          Director and Deputy General Counsel

KENNETH GRIFFIN

By:  /s/ Matthew Hinerfeld______________
        Matthew Hinerfeld, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By:  /s/ Matthew Hinerfeld______________
        Matthew Hinerfeld, Managing
        Director and Deputy General Counsel

* Matthew Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.